Free Translation of the French Language Original

The condensed half-year consolidated financial statements have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

Condensed half-year consolidated financial statements

Consolidated balance sheets – Assets

(€ million)	Note	June 30, 2008	December 31, 2007
Property, plant and equipment	B.2.	6,548	6,538

Goodwill	B.3.	26,439	27,199

Intangible assets	B.3.-B.4.	16,832	19,182

Investments in associates	B.5.	2,441	2,493

Financial assets – non-current	B.6.	819	1,037

Deferred tax assets	B.11.	2,517	2,912
Non-current assets		55,596	59,361

Inventories		3,757	3,729

Accounts receivable		5,168	4,904

Other current assets		1,978	2,126

Financial assets – current		63	83

Cash and cash equivalents	B.8.	946	1,711
Current assets		11,912	12,553
TOTAL ASSETS		67,508	71,914

The accompanying notes on pages 7 to 28 are an integral part of the condensed half-year consolidated financial statements.

Consolidated balance sheets – Liabilities & Equity

(€ million)	Note	June 30, 2008	December 31, 2007
Equity attributable to equity holders of the Company	B.7.	41,351	44,542

Minority interests		119	177
Total equity		41,470	44,719

Long-term debt	B.8.	4,280	3,734

Provisions and other non-current liabilities	B.10.	6,683	6,857

Deferred tax liabilities	B.11.	6,115	6,935
Non-current liabilities		17,078	17,526

Accounts payable		2,552	2,749

Other current liabilities		4,149	4,713

Short-term debt and current portion of long-term debt	B.8.	2,259	2,207
Current liabilities		8,960	9,669
TOTAL LIABILITIES & EQUITY		67,508	71,914

The accompanying notes on pages 7 to 28 are an integral part of the condensed half-year consolidated financial statements.

Consolidated income statements

(€ million)	Note	6 months to June 30, 2008	6 months to June 30, 2007	12 months to December 31, 2007
Net sales		13,626	14,116	28,052
Other revenues		570	547	1,155

Cost of sales		(3,615)	(3,704)	(7,571)
Gross profit		10,581	10,959	21,636
Research and development expenses		(2,180)	(2,182)	(4,537)

Selling and general expenses		(3,572)	(3,804)	(7,554)

Other operating income		316	278	522

Other operating expenses		(138)	(136)	(307)

Amortization of intangibles		(1,709)	(1,833)	(3,654)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation		3,298	3,282	6,106
Restructuring costs		(207)	(50)	(137)

Impairment of property, plant and equipment and intangibles	B.4.	(126)	5	(58)

Gains and losses on disposals, and litigation		-	-	-
Operating income		2,965	3,237	5,911

Financial expenses	B.14.	(160)	(170)	(329)

Financial income	B.14.	110	99	190
Income before tax and associates		2,915	3,166	5,772
Income tax expense	B.15.	(771)	(641)	(687)

Share of profit/loss of associates		411	351	597
Net income		2,555	2,876	5,682
Net income attributable to minority interests		220	211	419
Net income attributable to equity holders of the Company		2,335	2,665	5,263

Average number of shares outstanding (million)	B.7.5.	1,313.7	1,351.5	1,346.9

Average number of shares outstanding after dilution (million)	B.7.5.	1,315.8	1,359.8	1,353.9

- Basic earnings per share (in euros)		1.78	1.97	3.91

- Diluted earnings per share (in euros)		1.77	1.96	3.89

The accompanying notes on pages 7 to 28 are an integral part of the condensed half-year consolidated financial statements.

Consolidated statements of cash flows

(€ million)	Note	6 months to June 30, 2008	6 months to June 30, 2007	12 months to December 31, 2007
Net income attributable to equity holders of the Company		2,335	2,665	5,263
Minority interests, excluding BMS (1)		8	11	16

Share of undistributed earnings of associates		(55)	(28)	133

Depreciation, amortization and impairment of property, plant and equipment and intangible assets		2,275	2,279	4,664

Gains and losses on disposals of non-current assets, net of tax (2)		(33)	(37)	(64)

Net change in deferred taxes		(361)	(393)	(1,476)

Net change in provisions		114	(287)	(247)

Cost of employee benefits (stock options and capital increase)		64	61	134

Unrealized gains and losses (5)		(415)	(62)	(506)
Operating cash flow before changes in working capital		3,932	4,209	7,917

(Increase)/decrease in inventories		(71)	(226)	(89)

(Increase)/decrease in accounts receivable		(391)	(282)	(60)

Increase/(decrease) in accounts payable		(149)	(244)	(156)

Net change in other current assets, financial assets (current) and other current liabilities		(79)	(411)	(506)
Net cash provided by operating activities (3)		3,242	3,046	7,106

Acquisitions of property, plant and equipment and intangibles	B.2. - B.3.	(796)	(694)	(1,610)

Acquisitions of investments in consolidated undertakings, net of cash acquired		-	(198)	(214)

Acquisitions of available-for-sale financial assets		(2)	(1)	(221)

Proceeds from disposals of property, plant and equipment, intangibles and other non-current assets, net of tax (4)		102	295	329

Net change in loans and other non-current financial assets		4	14	-
Net cash used in investing activities		(692)	(584)	(1,716)
Issuance of sanofi-aventis shares		17	104	271

Dividends paid:

■ to sanofi-aventis shareholders		(2,702)	(2,364)	(2,364)

■ to minority shareholders, excluding BMS (1)		(4)	(7)	(9)

Additional long-term borrowings	B.8.1.	586	808	1,639

Repayments of long-term borrowings	B.8.	(18)	(2,009)	(2,065)

Net change in short-term borrowings	B.8.	55	902	(509)

Acquisitions of treasury shares	B.7.3.	(1,225)	-	(1,806)

Disposals of treasury shares, net of tax		4	17	23
Net cash provided by/(used in) financing activities		(3,287)	(2,549)	(4,820)
Impact of exchange rates on cash and cash equivalents		(28)	17	(12)
Net change in cash and cash equivalents		(765)	(70)	558
Cash and cash equivalents, beginning of period		1,711	1,153	1,153
Cash and cash equivalents, end of period		946	1,083	1,711

(1)	Alliance agreements with Bristol-Myers Squibb (BMS), see Note C.1. to the consolidated financial statements for the year ended December 31, 2007.

(2)	Including available-for-sale financial assets.

(3) Including:		6 months to June 30, 2008	6 months to June 30, 2007	12 months to December 31, 2007
	Income tax paid	(1,214)	(1,585)	(3,030)
	Interest paid	(121)	(125)	(315)
	Dividends received	3	1	3
	Interest received	60	51	88

(4)	Property, plant and equipment, intangible assets, investments in consolidated undertakings and participating interests.

(5)	Arising primarily on the translation of U.S. dollar surplus cash from American subsidiaries placed with the sanofi-aventis parent company; see Note B.9.2.

The accompanying notes on pages 7 to 28 are an integral part of the condensed half-year consolidated financial statements.

Consolidated statements of recognized income and expense

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007	12 months to December 31, 2007
Change in fair value of available-for-sale financial assets	(142)	(11)	(5)

Change in fair value of derivatives designated as hedging instruments	4	12	8

Actuarial gains and losses	130	769	282

Tax effect of items recognized directly in equity	(24)	(274)	(119)

Change in cumulative translation difference recognized in equity	(1,654)	(551)	(2,764)

Total income/(expense) recognized directly in equity	(1,686)(1)	(55)(1)	(2,598)

Net income for the period	2,555	2,876	5,682

Total recognized income/(expense) for the period	869	2,821	3,084

Attributable to equity holders of the Company	662	2,606	2,666

Attributable to minority interests	207	215	418

(1)	See the statement of changes in shareholders’ equity in Note B.7.2.

The accompanying notes on pages 7 to 28 are an integral part of the condensed half-year consolidated financial statements.

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2008

INTRODUCTION

The sanofi-aventis Group (sanofi-aventis and its subsidiaries) is a leading player in the world pharmaceuticals industry, engaged in the development, manufacture and marketing of healthcare products in seven major therapeutic fields: thrombosis, cardiovascular, metabolic disorders, oncology, central nervous system, internal medicine and vaccines.

Its international R&D effort provides a platform for the Group to develop leadership positions in its markets.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The half-year consolidated financial information as of June 30, 2008 was reviewed by the sanofi-aventis Board of Directors at the Board meeting held on July 30, 2008.

A.    Basis of preparation of the financial information and accounting policies

A.1.      Basis of preparation of the financial information and accounting policies

The half-year consolidated financial information has been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant items for the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007.

The consolidated financial information as of June 30, 2008 has been prepared in compliance with standards and interpretations adopted by the European Union and with those issued by the IASB. The new interpretations mandatorily applicable from January 1, 2008 as described in Note B.28. to the consolidated financial statements for the year ended December 31, 2007, some of which have yet to be adopted by the European Union, do not have a material impact on the half-year consolidated financial information as of June 30, 2008. Consequently, the accounting policies applied as of June 30, 2008 are the same as those applied as of December 31, 2007, as described in the notes to consolidated financial statements for the year then ended.

International Financial Reporting Standards as adopted by the European Union as at June 30, 2008 are available under the heading IASs/IFRSs, SICs and IFRICs adopted by the Commission on the following website:

http://ec.europa.eu/internal_market/accounting/ias_en.htm

The financial statements for the year to December 31, 2008, and the comparative information for 2007 presented therein, will be prepared in compliance with standards and interpretations applicable at that date. The information contained in this half-year document relating to the periods ended December 31, 2007 and June 30, 2008 may therefore be subject to change if new or amended standards and interpretations are issued by the IASB and adopted by the European Union.

A.2.  Use of estimates

The preparation of financial statements requires management to make estimates and assumptions, based on information available at the date of preparation of the financial statements, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and liabilities, as of that date. Examples of estimates and assumptions include:

■	amounts deducted from sales for projected sales returns, rebates and price reductions;
■	the extent of impairment of accounts receivables and of provisions for product claims;
■	the impairment of property, plant and equipment and intangible assets;
■	the amount of provisions for restructuring, litigation, tax exposures and environmental liabilities;
■	the valuation of goodwill, and the valuation and useful lives of acquired intangible assets;
■	the amount of post-employment benefit obligations;
■	the fair values of financial assets and derivative financial instruments.

For the purposes of the half-year financial information, and as allowed under IAS 34, sanofi-aventis has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Income before tax and associates. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which sanofi-aventis operates.

Actual results could vary from these estimates.

A.3.    Seasonal trends

The operations of sanofi-aventis are not subject to significant seasonal fluctuations.

B.    Significant items in the 2008 half-year financial information

B.1.  Effect of changes in the scope of consolidation

There were no significant changes in the scope of consolidation during the first half of 2008.

B.2.  Property, plant and equipment

Acquisitions totaled €523 million in the first half of 2008. Of this amount, €371 million related to investments in the Pharmaceuticals business, primarily in industrial facilities (€191 million) and plant and installations at research sites (€159 million). The remaining €152 million related to acquisitions made in the Vaccines business.

B.3.  Intangible assets

Intangible assets and goodwill break down as follows:

(€ million)	Trademarks patents, licenses and other rights	Acquired Aventis R&D	Rights to marketed Aventis products	Software	Total Intangible assets	Goodwill
Gross value at December 31, 2007	1,890	2,644	29,011	587	34,132	27,226

Acquisitions and other increases	76	-	-	20	96	-

Disposals and other decreases	(1)	-	-	(4)	(5)	(3)

Translation differences	(68)	(82)	(1,052)	(14)	(1,216)	(755)

Transfers (1)	-	(236)	236	-	-	-
Gross value at June 30, 2008	1,897	2,326	28,195	589	33,007	26,468
Accumulated amortization and impairment at December 31, 2007	(830)	(267)	(13,365)	(488)	(14,950)	(27)

Amortization expense	(91)	-	(1,616)	(27)	(1,734)	-

Impairment losses, net of reversals	(69)	(57)	-	-	(126)	-

Disposals	1	-	-	4	5	-

Translation differences	35	8	574	13	630	(2)

Transfers	-	17	(17)	-	-	-
Accumulated amortization and impairment at June 30, 2008	(954)	(299)	(14,424)	(498)	(16,175)	(29)
Net book value at December 31, 2007	1,060	2,377	15,646	99	19,182	27,199
Net book value at June 30, 2008	943	2,027	13,771	91	16,832	26,439

(1)

During the first half of 2008, some of the acquired Aventis research and development came into commercial use (€236 million); it is being amortized from the date of marketing approval. The main product involved is the Pentacel® vaccine in the United States.

Acquisitions of intangible assets other than software during the first half of 2008 amounted to €76 million and related mainly to license agreements, in particular the agreements signed with Dyax Corp. (see Note B.12.1.).

B.4.  Impairment of intangible assets

As of June 30, 2008, the results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) led to the recognition of impairment losses totaling €126 million, primarily on the product Ilepatril (€57 million) and the oral anti-cancer agent S-1 (€51 million).

As of June 30, 2007, the reversal of impairment losses (€5 million) related to a product that had obtained marketing approval in April 2007.

In the year ended December 31, 2007, the results of impairment tests led to the recognition of impairment losses of €69 million, relating to Amaryl® (€46 million) and Ketek® (€23 million). In addition, reversals of impairment losses totaling €11 million were recognized during the year.

B.5.  Investments in associates

Associates consist of companies over which sanofi-aventis exercises significant influence, and joint ventures. Sanofi-aventis accounts for joint ventures using the equity method (i.e. as associates), in accordance with the allowed alternative treatment specified in IAS 31 (Financial Reporting of Interests in Joint Ventures).

Investments in associates break down as follows:

(€ million)	% interest	June 30, 2008		December 31, 2007
Sanofi Pasteur MSD	50.0	439		467

Merial	50.0	1,175		1,151

InfraServ Höchst	30.0	91		97

Zentiva	24.9	362	(1)	346	(2)

Entities and companies managed by Bristol-Myers Squibb(3)	49.9	177		178

Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	110		103

Other investments	-	87		151
Total		2,441		2,493

(1)

The value of the interest held by sanofi-aventis is €442 million based on the quoted stock market price as of June 30, 2008. On June 18, 2008, sanofi-aventis announced its intention to make a competing bid for the share capital of Zentiva (see Note B.12.2.).

(2)	This amount represents the stock market value, based on the quoted market price as of December 31, 2007. The carrying amount was net of an impairment loss of €102 million recognized in 2007.

(3)

Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1. to the 2007 full-year consolidated financial statements), the Group’s share of the net assets of entities and companies majority-owned by BMS is recorded in Investments in associates.

Transactions with associates

The financial statements include commercial transactions between the Group and certain of its associates that qualify as related parties. The principal transactions of this nature are summarized below:

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007	12 months to December 31, 2007
Sales	204	179	404

Royalties (1)	469	430	945

Purchases	145	125	189

(1)	This item mainly relates to transactions with entities managed by BMS.

B.6.  Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	June 30, 2008	December 31, 2007

Available-for-sale financial assets (1) (2)	486	676

Pre-funded pension obligations	7	7

Long-term loans and advances	216	219

Assets recognized under the fair value option	73	85

Derivative instruments (3)	37	50
Total carrying amount	819	1,037

(1)

Includes 14.8 million shares representing 19% of the capital of Regeneron Pharmaceuticals, valued at €136 million on the basis of the quoted stock market price as of June 30, 2008 (versus €243 million as of December 31, 2007). Given the specific circumstances of the company, the decline in its share price during the six months ended June 30, 2008 does not constitute objective evidence of impairment. Consequently, the change in the fair value of the investment has been recognized directly in equity, in the statement of recognized income and expense.

(2)

Sanofi-aventis tendered its shares in Millennium Pharmaceuticals, Inc. (Millennium) to the public tender offer for Millennium by Takeda Pharmaceuticals Company Ltd. This transaction was priced at €71 million and generated a gain on disposal of €38 million (see Note B.14.).

(3)	See Note B.9.

B.7.  Equity attributable to equity holders of the Company

B.7.1.    Share capital

The share capital of €2,629,481,114 consists of 1,314,740,557 shares with a par value of €2.

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to equity and are not recognized in net income for the period.

Treasury shares held by sanofi-aventis are as follows:

Date	Number of shares (million)%
June 30, 2008	9.9	0.76%

December 31, 2007	37.7	2.76%

June 30, 2007	8.5	0.62%

January 1, 2007	8.9	0.66%

Acquisitions of treasury shares (€1,225 million in the first half of 2008, see Note B.7.3.) are deducted from shareholders’ equity.

The Board of Directors’ meeting held on April 29, 2008 decided to cancel 51,437,419 treasury shares, including 51,407,169 shares purchased through April 14, 2008 under the share repurchase program (representing 3.77% of the share capital as of that date); see Note B.7.3. These cancellations had no impact on consolidated shareholders’ equity.

A total of 261,332 sanofi-aventis shares were issued under stock subscription option plans during the first half of 2008, compared with 4,950,010 shares in the year to December 31, 2007 and 2,366,412 shares in the six months to June 30, 2007.

B.7.2. Changes in shareholders’ equity

Changes in shareholders’ equity between January 1, 2007 and June 30, 2008 were as follows:

(€ million)	Share capital	Additional paid-in capital & retained earnings	Treasury shares	Stock options	Other Items recognized directly in equity	Cumulative translation difference	Attributable to equity holders of the Company	Attributable to minority interests	Total Equity

Balance at January 1, 2007	2,719	44,065	(492)	1,369	(192)	(1,869)	45,600	220	45,820

Income/(expense) recognized directly in equity	-	-	-	-	495	(554)	(59)	4	(55)

Net income for the period	-	2,665	-	-	-	-	2,665	211	2,876
Total recognized income/(expense) for the period	-	2,665	-	-	495	(554)	2,606	215	2,821

Dividend paid out of 2006 earnings (€1.75 per share)	-	(2,364)	-	-	-	-	(2,364)	-	(2,364)

Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	-	(344)	(344)

Share-based payment:

• Exercise of stock options	5	99	-	-	-	-	104	-	104

• Proceeds from sale of treasury shares on exercise of stock options	-	-	17	-	-	-	17	-	17

• Value of services obtained from employees	-	-	-	61	-	-	61	-	61

• Tax effect of exercise of stock options	-	-	-	(21)	-	-	(21)	-	(21)

Buyout of minority shareholders	-	-	-	-	-	-	-	(2)	(2)

Other movements	-	18	-	-	-	-	18	-	18
Balance at June 30, 2007	2,724	44,483	(475)	1,409	303	(2,423)	46,021	89	46,110

Income/(expense) recognized directly in equity	-	-	-	-	(330)	(2,208)	(2,538)	(5)	(2,543)

Net income for the period	-	2,598	-	-	-	-	2,598	208	2,806
Total recognized income/(expense) for the period	-	2,598	-	-	(330)	(2,208)	60	203	263

Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	-	(115)	(115)

Share repurchase program	-	-	(1,806)	-	-	-	(1,806)	-	(1,806)

Share-based payment:

• Exercise of stock options	5	102	-	-	-	-	107	-	107

• Proceeds from sale of treasury shares on exercise of stock options	-	-	6	-	-	-	6	-	6

• Value of services obtained from employees	-	-	-	54	-	-	54	-	54

• Tax effect of exercise of stock options	-	-	-	5	-	-	5	-	5

Capital increase reserved for employees (excluding stock option plans)	3	92	-	-	-	-	95	-	95
Balance at December 31, 2007	2,732	47,275	(2,275)	1,468	(27)	(4,631)	44,542	177	44,719

Income/(expense) recognized directly in equity	-	-	-	-	(31)	(1,642)	(1,673)	(13)	(1,686)

Net income for the period	-	2,335	-	-	-	-	2,335	220	2,555
Total recognized income/(expense) for the period	-	2,335	-	-	(31)	(1,642)	662	207	869

Dividend paid out of 2007 earnings (€2.07 per share)	-	(2,702)	-	-	-	-	(2,702)	-	(2,702)

Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	-	(265)	(265)

Share repurchase program	-	-	(1,225)	-	-	-	(1,225)	-	(1,225)

Reduction in share capital (see Note B.7.1.)	(103)	(2,843)	2,946	-	-	-	-	-	-

Share-based payment:

• Exercise of stock options	1	10	-	-	-	-	11	-	11

• Proceeds from sale of treasury shares on exercise of stock options	-	-	4	-	-	-	4	-	4

• Value of services obtained from employees	-	-	-	64	-	-	64	-	64

• Tax effect of exercise of stock options	-	-	-	(12)	-	-	(12)	-	(12)

Other movements	-	7	-	-	-	-	7	-	7
Balance at June 30, 2008	2,630	44,082	(550)	1,520	(58)	(6,273)	41,351	119	41,470

B.7.3.    Repurchase of sanofi-aventis shares

The sanofi-aventis Shareholders’ General Meeting of May 31, 2007 authorized a share repurchase program. Under this program, sanofi-aventis repurchased 23,052,169 of its own shares for a total amount of €1,191 million (including transaction costs) during the period from January 1, 2008 through May 6, 2008. Under this same program, sanofi-aventis repurchased 29,366,500 of its own shares for a total amount of €1,806 million (including transaction costs) during the second half of 2007. The Board of Directors’ meeting of April 29, 2008 decided to cancel 51,407,169 treasury shares.

The sanofi-aventis Shareholders’ General Meeting of May 14, 2008 authorized a further share repurchase program. Under this program, sanofi-aventis has repurchased 760,000 of its own shares for a total amount of €34 million (including transaction costs).

B.7.4.    Stock option plans

The table below provides summary information about options outstanding and exercisable as of June 30, 2008:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	44,370	6.69	7.18	44,370	7.18

From €10.00 to €20.00 per share	68,894	8.46	14.84	68,894	14.84

From €20.00 to €30.00 per share	30,520	9.99	28.38	30,520	28.38

From €30.00 to €40.00 per share	1,149,006	3.46	35.29	1,149,006	35.29

From €40.00 to €50.00 per share	9,055,087	4.47	41.32	9,055,087	41.32

From €50.00 to €60.00 per share	12,098,180	4.08	52.48	12,098,180	52.48

From €60.00 to €70.00 per share	40,914,120	6.30	66.02	17,729,940	67.92

From €70.00 to €80.00 per share	23,734,193	5.44	70.80	9,845,463	71.39
Total	87,094,370			50,021,460

of which stock purchase options	8,138,753

of which stock subscription options	78,955,617

B.7.5.    Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed adding the number of shares outstanding and stock options with a potentially dilutive effect.

(million)	June 30, 2008	June 30, 2007	December 31, 2007

Average number of shares outstanding	1,313.7	1,351.5	1,346.9

Adjustment for options with potentially dilutive effect	2.1	8.3	7.0

Average number of shares used to compute diluted earnings per share	1,315.8	1,359.8	1,353.9

As of June 30, 2008, a total of 74.1 million stock options were not taken into account in the calculation because they did not have a potentially dilutive effect, compared with 65.4 million as of December 31, 2007 and 51.1 million as of June 30, 2007.

B.8.    Debt, cash and cash equivalents

The table below shows changes in the Group’s financial position:

(€ million)	June 30, 2008	December 31, 2007

Long-term debt, at amortized cost	4,280	3,734

Short-term debt and current portion of long-term debt	2,259	2,207

Total debt	6,539	5,941

Cash and cash equivalents	(946)	(1,711)

Debt, net of cash and cash equivalents	5,593	4,230
Trends in the gearing ratio are shown below:
(€ million)	June 30, 2008	December 31, 2007

Debt, net of cash and cash equivalents	5,593	4,230

Total equity	41,470	44,719

Gearing ratio	13.5%	9.5%

B.8.1. Net debt at value on redemption

A reconciliation of carrying amount to value on redemption is shown below:

(€ million)	Carrying amount: June 30, 2008	Amortized cost	Adjustment to debt measured at fair value	Value on redemption: June 30, 2008	Value on redemption: December 31, 2007
Long-term debt	4,280	20	(57)	4,243	3,686
Short-term debt and current portion of long-term debt	2,259	-	(19)	2,240	2,187
Total debt	6,539	20	(76)	6,483	5,873
Cash and cash equivalents	(946)	-	-	(946)	(1,711)
Debt, net of cash and cash equivalents	5,593	20	(76)	5,537	4,162

Debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2008			December 31, 2007
(€ million)	non-current	current	Total	non-current	current	Total

Bond issues	2,531	1,420	3,951	2,390	1,390	3,780

Credit facility drawdowns	1,000	-	1,000	1,000	1	1,001

Other bank borrowings	673	175	848	257	266	523

Commercial paper	-	190	190	-	102	102

Finance lease obligations	23	5	28	25	4	29

Other borrowings	16	2	18	14	1	15

Bank credit balances	-	448	448	-	423	423

Total debt	4,243	2,240	6,483	3,686	2,187	5,873
Cash and cash equivalents	-	(946)	(946)	-	(1,711)	(1,711)
Debt, net of cash and cash equivalents	4,243	1,294	5,537	3,686	476	4,162

Undrawn confirmed credit facilities not used to back French and U.S. commercial paper programs were €11.6 billion as of June 30, 2008 and €12.6 billion as of December 31, 2007.

Main financing and debt reduction transactions during the period

The following refinancing transactions took place during the first half of 2008:

■	CHF100 million fixed-rate bond issue, fungible with the CHF300 million bond issue maturing December 2015, raising the total amount of the issue to CHF400 million;

■	¥15 billion floating-rate bond issue, maturing June 2013;

■	€150 million bank loan from the European Investment Bank, maturing February 2013;

■	€108 million of “Schuldschein” fixed-rate notes and €162 million of “Schuldschein” floating-rate notes, both maturing May 2013.

The financing in place at June 30, 2008 is not subject to covenants regarding financial ratios, and contains no clauses linking credit spreads or fees to the sanofi-aventis credit rating.

B.8.2. Market value of debt, net of cash and cash equivalents

The market value of debt, net of cash and cash equivalents (excluding derivative instruments) as of June 30, 2008 was € 5,521 million, compared with a value on redemption of €5,537 million.

B.9. Derivative financial instruments

B.9.1. Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2008, with the notional amount translated into euros at the relevant closing exchange rate.

June 30, 2008			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which Recognized in equity	Notional amount	Fair value
Forward currency sales	2,008	16	379	-	-	1,629	16
■ of which U.S. dollar	1,322	18	266	4	4	1,056	14
■ of which Russian rouble	198	1	-	-	-	198	1
■ of which Polish zloty	66	(5)	18	(1)	(1)	48	(4)
■ of which Japanese yen	52	4	-	-	-	52	4
Forward currency purchases	267	5	-	-	-	267	5
■ of which Hungarian forint	179	5	-	-	-	179	5
Put options purchased	420	(1)	6	-	-	414	(1)
■ of which U.S. dollar (knock-out options)	381	(1)	-	-	-	381	(1)
Call options written	807	4	6	-	-	801	4
■ of which U.S. dollar (knock-out options)	762	3	-	-	-	762	3
Call options purchased	6	-	-	-	-	6	-
Total	3,508	24	391	-	-	3,117	24

As of June 30, 2008, none of these instruments had an expiry date after December 31, 2008.

These positions hedge:

•

All material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2008 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts and options) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items.

•

Forecast foreign-currency cash flows relating to commercial transactions to be carried out in the second half of 2008. As regards the U.S. dollar, this portfolio (forward contracts and options) would cover approximately one-third of the forecast net cash flows in that currency during the second half of 2008, subject to the knock-out level of between $1.60 and $1.66 to the euro not being reached on knock-out options that were in the money as of June 30, 2008.

B.9.2. Currency derivatives used to manage financial foreign exchange risk exposures

Some of the Group’s financing activities, such as U.S. commercial paper issues and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities, especially the sanofi-aventis parent company, to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).

The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments, usually currency swaps. The table below shows instruments of this type held at June 30, 2008:

June 30, 2008 (€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	7,101	(69)
■ of which U.S. dollar (1)	5,790	(69)	2008
■ of which Pound sterling	493	(1)	2008
■ of which Swiss franc	294	2	2008
Forward currency sales	1,844	27
■ of which U.S. dollar	806	38	2008
■ of which Japanese yen	617	(1)	2008
■ of which Hungarian forint	161	(5)	2008
Total	8,945	(42)

(1)	Includes €5,597 million used to hedge U.S. dollar intragroup deposits placed with the sanofi-aventis parent company.

To limit risk and optimize the cost of its short-term and medium-term debt, sanofi-aventis uses derivative instruments that alter the structure of its debt. The table below shows instruments of this type in place at June 30, 2008.

	Notional amounts by expiry date as of June 30, 2008							Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2008	2009	2010	2013	2015	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swap, pay floating (€) EONIA + 0.50%	250	-	-	-	-	250	-	-	-	-	-	-
Cross-currency Swaps
- pay € floating (1) /receive £ 5.50%	-	-	299	-	-	299	(47)	299	(47)	-	-	-
- pay € floating (1) /receive ¥ 0.22%	-	116	-	-	-	116	(2)	116	(2)	-	-	-
- pay € floating (1) /receive ¥ floating(3) (4)	-	-	-	92	-	92	(2)	-	-	-	-	-
- pay € floating (2) /receive CHF 2.75%	-	-	122	-	-	122	-	122	-	-	-	-
- pay € 4.87% (1) /receive CHF 3.38%	-	-	-	-	183	183	-	-	-	183	-	-
- pay € 4.86% (1) /receive CHF 3.38%	-	-	-	-	61	61	-	-	-	61	-	-
Total	250	116	421	92	244	1,123	(51)	537	(49)	244	-	-

(1)	Floating: benchmark rate 3-month Euribor
(2)	Floating: benchmark rate 6-month Euribor
(3)	Floating: benchmark rate 3-month Libor
(4)	Instrument not eligible for hedge accounting

B.10. Provisions and other non-current liabilities

(€ million)	Provisions for pensions and other long-term benefits (2)	Restructuring provisions	Other provisions	Other non-current liabilities	Total
December 31, 2007	3,398	188	3,126	145	6,857

Increase in provisions	161	92(3)	314(3)	15	582

Reversals of utilized provisions	(193)	(9)	(52)	-	(254)

Reversals of unutilized provisions	(1)	-	(161)(4)	-	(162)

Transfers (1)	(19)	(24)	(68)	13	(98)

Impact of discounting	-	1	16	-	17

Translation differences	(65)	(1)	(54)	(7)	(127)

Actuarial gains and losses on defined-benefit plans (2)	(132)	-	-	-	(132)
June 30, 2008	3,149	247	3,121	166	6,683

(1)	This line includes, in particular, transfers between current and non-current provisions.
(2)	See Note B.10.1.
(3)

These provisions mainly relate to the adaptation of industrial facilities in France, measures taken by the Group in response to changes in the economic environment in various European countries, and some tax risks.

(4)	These reversals relate to settlements of disputes during the period (in particular, tax disputes) where the outcome was more favorable than originally expected.

B.10.1.	Provisions for pensions and other long-term benefits

Sanofi-aventis applies the option allowed by the amendment to IAS19, under which all actuarial gains and losses under defined-benefit plans are recognized in the balance sheet with the matching entry recorded as a component of equity. Under this method, sanofi-aventis reviews the relevant assumptions (in particular discount rates and the fair value of plan assets) at each balance sheet date.

For disclosures about the sensitivity of pension and other long-term employment benefit obligations, and of the assumptions used as of December 31, 2007, refer to Note D.18.1. to the consolidated financial statements for the year ended December 31, 2007.

As of June 30, 2008, the principal assumptions used for the euro zone, the United States and the United Kingdom were reviewed to take account of changes during the six-month period. This review of assumptions generated actuarial gains as of June 30, 2008, the result of which was to reduce the provision for pensions and other long-term benefits by €625 million and the provision for other post-employment benefits (healthcare benefits) by €14 million.

In addition, the fair value of plan assets covering the group’s principal pension plans as of June 30, 2008 resulted in a shortfall of €507 million relative to the expected return, the effect of which was to increase the provision for pensions and other long-term benefits.

B.11. Net deferred tax position

The net deferred tax position breaks down as follows:

(€ million)	June 30, 2008	December 31, 2007
Deferred tax on:
■ Consolidation adjustments (intragroup margin on inventory)	777	808

■ Provision for pensions and other employee benefits	865	915

■ Remeasurement of Aventis intangible assets	(5,346)	(6,123)

■ Recognition of Aventis property, plant and equipment at fair value	(72)	(77)

■ Tax cost of distributions made from reserves	(613)	(693)

■ Stock options	3	48

■ Tax losses available for carry-forward	154	266

■ Other non deductible provisions and other items	634	833
Net deferred tax liability	(3,598)	(4,023)

B.12.	Commitments

The main changes in commitments during the first half of 2008 are described below.

B.12.1.	Commercial commitments under collaboration agreements

The main collaboration agreements in the Pharmaceuticals segment signed during the first half of 2008 are described below:

On February 12, 2008, sanofi-aventis and Dyax Corp. (Dyax) announced that they had entered into agreements under which sanofi-aventis was granted an exclusive worldwide license for the development and commercialization of Dyax’s fully human monoclonal antibody DX-2240 and a worldwide non-exclusive license to use Dyax’s proprietary antibody phage display technology.

Under the terms of the two agreements, Dyax could receive up to $500 million in license fees and milestone payments in the event of full commercial success for the first 5 antibody candidates, including DX-2240 (for which $25 million were paid during the first half of 2008; see Note B.3.). In addition, Dyax will receive royalties on sales of antibody candidates.

On July 18, 2008, sanofi-aventis announced that it was returning to Taiho Pharmaceutical Co., Ltd. its territory rights for the development and commercialization of the oral anticancer agent S-1. With effect from the termination date, the outstanding milestone payments will cease to be commercial commitments of sanofi-aventis. As of December 31, 2007, they represented a commitment of $295 million.

B.12.2. Competing bid for the share capital of Zentiva

On June 18, 2008 sanofi-aventis announced its intention to make a competing bid for all issued and outstanding ordinary shares of Zentiva at an offer price of CZK1,050 in cash per share. The competing bid values Zentiva at CZK40,043 million (€1,655 million), based on the 38,136,230 shares in issue as of end 2007.

On July 11, 2008 sanofi-aventis announced the opening of the offer.

The bid is subject to customary offer conditions, such as obtaining the required clearances from the antitrust authorities. The bid is also subject to a minimum tender condition such that at the closing of the offer, sanofi-aventis would hold over 50.0% of Zentiva’s shares and voting rights on a fully diluted basis, as calculated by aggregating (i) the shares already held by sanofi-aventis prior to the offer and (ii) Zentiva securities tendered to the offer and not validly withdrawn. Sanofi-aventis currently holds 9.5 million shares, representing approximately 24.88% of Zentiva’s share capital and voting rights on an undiluted basis (see Note B.5.).

B.13. Legal and arbitral proceedings

Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, proceedings relating to intellectual property rights (particularly claims by generic product manufacturers seeking to limit the patent protection of sanofi-aventis products), compliance and trade practices, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2007.

a) Products

■	Sanofi pasteur Hepatitis B Vaccine Litigation

On May 22, 2008 the Cour de cassation rendered two decisions with Sanofi Pasteur as defendant. In one case it decided to reject the claims relating to hepatitis B vaccination, ending this case. In the second case it overruled a Court of Appeals decision in favor of Sanofi Pasteur, holding that the lower court’s decision did not contain sufficient grounds to reject plaintiffs claims.

■	Other Blood Products Litigation

United States. On June 2, 2008 the United States District Court for the Northern District of Illinois granted sanofi-aventis’ motion to dismiss on jurisdictional ground the cases brought by the Israeli plaintiffs.

United Kingdom. All of the United Kingdom claimants had been dismissed in the U.S. on jurisdictional grounds. Since that decision, approximately 160 HIV/HCV claims have been filed in the United Kingdom.

b) Patents

■	Plavix® Patent Litigation

United States. Oral argument before the U.S. Court of Appeals (Federal Circuit) was held on March 3, 2008 in the Plavix® patent litigation case against Apotex.

Germany. On May 28, 2008, sanofi-aventis became aware that the German federal drug agency (BfArM) had reviewed and approved three applications for marketing approval relating to clopidogrel besylate in Germany, ahead of the expiry date of the data exclusivity period for clopidogrel in the European Union (July 15, 2008). The applications relate to a different pharmaceutical salt of clopidogrel from the one used in Plavix®, and the approvals granted cover only some of the indications of Plavix®. Sanofi-aventis believes that these applications – which rely on data from sanofi-aventis and Bristol-Myers Squibb, who developed Plavix®/Iscover® (clopidogrel bisulfate) – should not have been accepted by a regulatory body within the European Union before this date. Starting in May 2008, sanofi-aventis therefore instigated a number of civil, administrative and regulatory actions, which initially led to the suspension of the marketing authorizations pending further review by the BfArM. On July 29, 2008, the German administrative court in Cologne ordered the immediate enforcement of two of these marketing authorizations ending their suspension. Sanofi-aventis and BMS are appealing. There can be no assurance that generics of Plavix® will not appear in other European markets.

■	Actonel® Patent Litigation

On February 28, 2008 the United District Court for the District of Delaware held U.S. Patent 5,538,122 owned by Procter and Gamble Pharmaceuticals and claiming the active ingredient of Actonel® to be valid and enforceable. Teva appealed this decision on May 28, 2008.

■	Lovenox® Patent Litigation

United States. On May 15, 2008 the U.S. Court of Appeals for the Federal Circuit affirmed the February 8, 2007 decision by the U.S. District Court for the Central District of California in the sanofi-aventis Lovenox® patent infringement suit against Amphastar and Teva. As a result of the Court of Appeals’ ruling, the U.S. Lovenox® patent is deemed to be unenforceable. On June 27, 2008 sanofi-aventis petitioned for an en banc review of this decision.

Further to this ruling, Hospira has requested the District Court to adopt the Teva/Amphastar decision (that Court having stayed any action until the Court of Appeals ruling). The District Court has not entered judgment yet.

In the Sandoz case, the judge and the parties have agreed to a stay of the case until the earlier of September 8, 2008, or the date on which the Federal Circuit rules on the petition for rehearing in the Teva/Amphastar case.

■	Taxotere® Patent Litigation

In July 2008, sanofi-aventis was notified that a second 505 (b) (2) application had been filed by Apotex with the U.S. Food and Drug Administration (FDA), seeking authorization to produce and market a version of Taxotere® (docetaxel) in the United States. Sanofi-aventis is currently in the statutory 45 day windows for bringing a patent infringement suit under the Hatch-Waxman Act.

■	Eloxatine® Patent Litigation

All suits are currently pending before the U.S. District Court for the District of New Jersey and are presently in the fact discovery period. The New Jersey court has permitted one generic filer, Mayne Pharma Limited, to submit a motion for a summary judgment, concerning one allegation of invalidity of the ‘874 patent. Resolution of that motion is expected in 2009.

■	Nasacort® AQ Patent Litigation

The U.S. District Court of Delaware trial took place in May 2008 in the patent infringement lawsuit regarding triamcinolone acetonide 55 microgram nasal spray (Nasacort® AQ) against Barr Laboratories. The decision is scheduled for September 2008.

■	SoloSTAR® Patent Litigation

United States. On February 19, 2008 the United States District Court for the District of New Jersey denied Novo Nordisk’s request for a preliminary injunction against sanofi-aventis, and refused to enjoin the making, using, selling, offering to sell and/or importation of Lantus® SoloSTAR® in the United States during the pendency of the patent litigation. On July 30, 2008, this ruling was confirmed on appeal.

Germany. On May 20, 2008, the Court of Mannheim dismissed Novo Nordisk’s suit based on infringement of its German Utility Model by the Lantus® SoloSTAR® disposable insulin pen. Novo Nordisk has appealed. The other suit remains pending in Germany.

On April 18, 2008 sanofi-aventis and Ypsomed agreed to settle all currently pending patent disputes and other litigations in Germany and Switzerland between these companies regarding the new Lantus® SoloSTAR® and Apidra® SoloSTAR® disposable insulin pens. Those cases were dismissed in May 2008.

■	Xyzal® Tablets ANDA

Sanofi-aventis has a co-marketing agreement with UCB Inc with respect to Xyzal®. Sanofi-aventis is aware that UCB has received three paragraph IV certifications since February 2008. All the generic manufacturers have been sued by UCB for patent infringement.

All cases are pending before the U.S. District Court of North Carolina.

c) Government Investigations, Competition Law and Regulatory Claims

■	Civil Suits – Pricing and Marketing Practices

AWP Class Actions. A group of eleven defendants, including API, reached a tentative global settlement of the claims of the insurers and consumers, for a total of $125 million. This settlement was granted preliminary approval by the U.S. District Court in Boston in early July, 2008. Subject to the final approval hearing set for December 16, 2008 all the class actions suits before the U.S. District Court in Boston will be ended further to this settlement.

AWP Public Entity Suits. U.S. subsidiaries of the Group had been sued by the State of New York and several individual New York State counties and the City of New York, in proceedings alleging violations of state laws concerning pricing and marketing practices. A settlement of all claims with the State of New York and its counties and the city of New York was completed in April 2008.

■	European Commission Fines

On June 18, 2008, the European Court of First Instance, reduced from €99 million to €74.25 million the fine imposed against Hoechst GmbH in 2003 by the European Commission in connection with Hoechst’s involvement in anti-competitive activity in the Sorbates sector. Pursuant to the 1999 Demerger Agreement between Hoechst and Celanese, all fines, costs, and expenses relating to Sorbates cartel matters are to be shared in a 80/20 ratio between Hoechst GmbH and Celanese AG.

■	European Commission proceeding in connection with the pharmaceuticals Sector Inquiry

On May 15, 2008, the European Commission opened a formal investigation into whether sanofi-aventis had obstructed illegally an inspection of its premises in mid-January 2008 in relation to the pharmaceuticals Sector Inquiry launched at that time. The controversy with the Commission centers on a question of procedure concerning the handing over of a single document requested by the European Commission and in fact delivered by sanofi-aventis during the inspection.

Sanofi-aventis considers it cooperated in good faith with Commission representatives during the course of the inspection.

d) Other litigation and arbitration

■	Zimulti® (rimonabant) class action

An amended complaint was filed by the plaintiffs on April 29, 2008. On June 30, 2008 sanofi-aventis filed a response including a motion for summary judgment.

e) Contingencies arising from certain business divestitures

■	Rhodia

In May 2008, the Paris Court of Appeals rejected the action initiated by Rhodia to nullify the 2006 arbitral award in favor of sanofi-aventis.

■	Albemarle Arbitration

In April 2008, sanofi-aventis and International Chemical Investors agreed to settle the ongoing dispute for an amount of €19 million to be paid by sanofi-aventis. This settlement was approved by the arbitral tribunal on June 4, 2008.

B.14.    Financial income and expenses

The main components of financial income and expenses are as follows:

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007	12 months to December 31, 2007
Cost of debt	(148)	(161)	(297)

Interest income	60	58	88

Cost of debt net of cash and cash equivalents	(88)	(103)	(209)

Foreign exchange gains (non-operating)	10	26	87

Fair value gains/(losses) on other derivatives	-	6	4

Unwinding of discounting (1)	(18)	(20)	(38)

Net gains/(losses) on disposals of financial assets	38 (2)	4	7

Impairment losses on financial assets, net of reversals	(5)	2	(14)

Other items	13	14	24

Net financial income/(expenses)	(50)	(71)	(139)

comprising: Financial expenses	(160)	(170)	(329)

Financial income	110	99	190

(1)	Excluding provisions for pensions and similar obligations.
(2)	See Note B.6.

B.15.    Income tax expense

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	6 months to June 30, 2008 (1)	6 months to June 30, 2007 (1)	12 months to December 31, 2007
Standard tax rate applicable in France	34	34	34

Impact of reduced-rate income tax on royalties in France	(8)	(6)	(8)

Impact of the reduction in deferred tax liabilities as a result of changes in tax rates	-	-	(9	)(2)

Other	-	(8)	(5)
Effective tax rate	26	20	12

(1)	Rate calculated on the basis of the effective tax rate for the full financial year (see Note A.2.).

(2)	Primarily Germany in 2007: reduction from 40% to 31.3%.

As of June 30, 2007 and December 31, 2007, the “Other” line mainly included the impact of reassessing certain of the Group’s tax exposures.

B.16.  Segment information

Sanofi-aventis has two business segments: Pharmaceuticals and Vaccines. Investments in all associates and joint ventures are included in the Pharmaceuticals segment with one principal exception, the Sanofi Pasteur MSD joint venture, which is included in the Vaccines segment.

Results by business segment

The table below shows key income statement indicators by business segment:

	6 months to June 30, 2008			6 months to June 30, 2007			12 months to December 31, 2007
(€ million)	Pharma- ceuticals	Vaccines	Sanofi-aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated
Net sales	12,421	1,205	13,626	12,930	1,186	14,116	25,274	2,778	28,052

Other revenues	552	18	570	519	28	547	1,085	70	1,155

Research and development expenses	(1,993)	(187)	(2,180)	(1,979)	(203)	(2,182)	(4,108)	(429)	(4,537)

Selling and general expenses	(3,329)	(243)	(3,572)	(3,549)	(255)	(3,804)	(7,032)	(522)	(7,554)

Amortization of intangibles	(1,587)	(122)	(1,709)	(1,695)	(138)	(1,833)	(3,383)	(271)	(3,654)

Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation	3,091	207	3,298	3,116	166	3,282	5,509	597	6,106

Impairment of property, plant & equipment and intangibles	(126)	-	(126)	5	-	5	(58)	-	(58)

Operating income	2,758	207	2,965	3,071	166	3,237	5,314	597	5,911

Financial expenses	(155)	(5)	(160)	(163)	(7)	(170)	(326)	(3)	(329)

Financial income	108	2	110	87	12	99	179	11	190

Income tax expense	(716)	(55)	(771)	(600)	(41)	(641)	(518)	(169)	(687)

Share of profit/loss of associates	419	(8)	411	383	(32)	351	621	(24)	597

Net income	2,414	141	2,555	2,778	98	2,876	5,270	412	5,682

Attributable to minority interests	220	-	220	211	-	211	419	-	419

Attributable to equity holders of the company	2,194	141	2,335	2,567	98	2,665	4,851	412	5,263

Inter-segment transactions are not material.

Adjusted net income

“Adjusted net income”, reported in segment information, is an internal performance indicator defined as net income attributable to equity holders of the company, adjusted for the material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and for certain restructuring costs associated with acquisitions.

Management uses adjusted net income as an internal performance indicator, as a significant factor in determining variable compensation, and as a basis for determining dividend policy.

The main adjustments between net income attributable to equity holders of the company and adjusted net income are:

■	elimination of expenses arising on the workdown of acquired inventories remeasured at fair value, net of tax;
■

elimination of amortization and impairment of intangible assets acquired in business combinations (acquired in-process R&D and acquired product rights), net of tax (portion attributable to equity holders of the Company);

■	elimination of charges arising from the impact of acquisitions on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);
■	elimination of any impairment of goodwill.

Sanofi-aventis also excludes from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with acquisitions.

Adjusted net income breaks down as follows:

(€ million)	6 months to June 30, 2008		6 months to June 30, 2007		12 months to December 31, 2007

Net income attributable to equity holders of the Company	2,335		2,665		5,263

Material accounting adjustments related to business combinations	1,133		1,130		1,847

■ elimination of expenses arising from workdown of acquired inventories remeasured at fair value, net of tax	-		-		-

■ elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,093		1,112		1,684	(1)

■ elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	40	(3)	18	(3)	163	(2)

■ elimination of impairment of goodwill	-		-		-

Elimination of acquisition-related integration and restructuring costs, net of tax	-		-		-

Adjusted net income	3,468		3,795		7,110
■ Of which Pharmaceuticals	3,236		3,597		6,501

■ Of which Vaccines	232		198		609

(1)	Includes a gain of €566 million due to the effect of tax reductions, primarily in Germany, on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis.
(2)	Includes the impact of the acquisition of Zentiva (€108 million, including an impairment loss of €102 million).
(3)	Includes the impact of the acquisition of Zentiva: €3 million as of June 30, 2008 and June 30, 2007.

C.    Events subsequent to the balance sheet date (June 30, 2008)

■ On July 21, 2008, sanofi-aventis announced that it had entered into a binding agreement with Primary Health Care Limited (Primary) to acquire Symbion CP Holdings Pty Limited (Symbion Consumer) in Australia. Symbion Consumer manufactures, markets and distributes nutraceuticals (vitamins & mineral supplements) and over the counter brands throughout Australia and New Zealand, and has a strong portfolio of premium brands including Natures Own, Cenovis, Bio-organics, Golden Glow and Microgenics.

In 2007, Symbion Consumer generated sales of approximately AUD190 million. Symbion Consumer is the leader in its field, with an estimated 21% market share. The transaction is valued at AUD560 million and completion, subject to certain conditions, is expected to occur on August 31, 2008.

■ On July 25, 2008, sanofi-aventis announced that Sanofi Pasteur Holding (the parent company of its sanofi pasteur vaccines division) has reached an agreement to acquire Acambis plc on the terms of a recommended cash offer. Acambis plc is an LSE-listed UK vaccines company, developing novel vaccines that address significant unmet medical needs or substantially improve upon current standards of care. Sanofi Pasteur and Acambis plc have enjoyed a long and successful relationship for more than 10 years and the Acambis plc group is currently partnered with sanofi pasteur for three of its key projects (see Note D.21. to the consolidated financial statements for the year ended December 31, 2007).

The offer price is 190 pence in cash for each share of Acambis plc, or a total of about GBP276 million. It is expected that the Scheme Document will be posted to Shareholders in early August 2008 and that the Scheme will become effective by the end of September 2008, subject to the requisite shareholder approval being obtained and satisfaction of other closing conditions including, amongst others, U.S.anti-trust review and a condition that two key projects remain unpartnered.